Max Berueffy, Senior Associate Counsel

max.berueffy@protective.com

(205) 268-3581 direct

(205) 268-3597 fax

(800) 866-3555 toll-free

September 2, 2009

VIA EDGAR AND COURIER

William J. Kotapish, Esquire

Assistant Director, Office of Insurance Products

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-4644

RE:	Post-Effective Amendment No. 13 to the Registration Statement on Form N-4 for Protective Variable Annuity Separate Account (ProtectiveValues Advantage)
File Nos. 333-113070 and 811-8108
Template Request

Dear Mr. Kotapish:

In accordance with Rule 485(b)(1)(vii) under the Securities Act of 1933, as amended (the “1933 Act”), on behalf of Protective Life Insurance Company (“Protective”) and Protective Life and Annuity Insurance Company (“PLAIC”) (together, the “Companies”), we respectfully request the approval of the Securities and Exchange Commission (the “SEC”) to file certain post-effective amendments to registration statements on Form N-4 and Form N-6 for certain variable annuity contracts and variable life insurance policies, respectively, issued through certain separate accounts of the Companies (the “Replicate Filings”) under paragraph (b) of Rule 485.  In this regard, Protective filed on September 2, 2009, under Rule 485(a) of the 1933 Act, the following “template” post-effective amendment filing to describe certain changes to the prospectus:

•                  Protective’s Post-Effective Amendment No. 14 to the Registration Statement on Form N-4 for Protective Variable Annuity Separate Account, File No. 333-113070 (ProtectiveValues Advantage) (the “Template Filing”).

These changes include:  (1) adding subaccounts as investment options under the contracts; (2) closing subaccounts to contracts purchased on or after November 2, 2009; and (3) making available four asset allocation portfolios under the contracts (collectively, the “Revised Disclosure”).(1)

The Companies propose to add the Revised Disclosure to the following Replicate Filings:

•                  Protective’s Post-Effective Amendment No. 7 to the Registration Statement on Form N-4 for Protective Variable Annuity Separate Account, File No. 333-145621 (ProtectiveAccess XL);

•                  Protective’s Post-Effective Amendment No. 10 to the Registration Statement on Form N-4 for Protective Variable Annuity Separate Account, File No. 333-116814 (Protective ValuesAccess);

•                  Protective’s Post-Effective Amendment No. 12 to the Registration Statement on Form N-4 for Protective Variable Annuity Separate Account, File No. 333-112892 (Protective Values);

•                  Protective’s Post-Effective Amendment No. 11 to the Registration Statement on Form N-4 for Protective Variable Annuity Separate Account, File No. 333-115212 (ProtectiveRewards II);

•                  Protective’s Post-Effective Amendment No. 3 to the Registration Statement on Form N-4 for Protective Variable Annuity Separate Account, File No. 333-153041 (Protective Rewards Elite);

•                  PLAIC’s Post-Effective Amendment No. 4 to the Registration Statement on Form N-4 for Variable Annuity Account A of Protective Life, File No. 333-146506 (ProtectiveAccess XL NY);

•                  PLAIC’s Post-Effective Amendment No. 4 to the Registration Statement on Form N-4 for Variable Annuity Account A of Protective Life, File No. 333-146508 (ProtectiveRewards II NY);

•                  PLAIC’s Post-Effective Amendment No. 2 to the Registration Statement on Form N-4 for Variable Annuity Account A of Protective Life, File No. 333-153043 (ProtectiveRewards Elite NY);

(1) The Template Filing also includes changes relating to the sales charge calculation, the elimination of the rights of accumulation program for contracts purchased on or after November 9, 2009, and the waiver of sales charges for certain classes of contracts.  This disclosure is only relevant to the Template Filing and will not be included in the Replicate Filings.

•                  Protective’s Post-Effective Amendment No. 16 to the Registration Statement on Form N-6 for Protective Variable Life Separate Account, File No. 333-45963 (Protective Preserver and Preserver II);(2) and

•                  Protective’s Post-Effective Amendment No. 18 to the Registration Statement on Form N-6 for Protective Variable Life Separate Account, File No. 333-52215 (Protective Premiere II and Premiere III).(2)

In connection with this request, the Companies confirm that:

•                  Other than technical differences, the Revised Disclosure in the Template Filing is a fair representation of the disclosure proposed to be added to the Replicate Filings, and the disclosure in the Replicate Filings will be substantially identical to the Revised Disclosure in the Template Filing so that the Companies will be able to revise the Replicate Filings effectively to reflect SEC Staff comments on the Template Filing.  (As noted, because Protective’s variable life insurance policies do not offer the SecurePay rider, the SecurePay rider references in the Revised Disclosure will not be included in the prospectuses for these products.)

•                  The Replicate Filings will effectively incorporate changes made to all of the Revised Disclosure in the Template Filing in response to SEC Staff comments thereon.

•                  With the exception of the Revised Disclosure, no Replicate Filing will include changes that would otherwise render it ineligible for filing under Rule 485(b) under the 1933 Act.

*          *          *

We understand that the SEC Staff will respond orally to this request. Please direct your reply to the undersigned at (205) 268-3581 or Elisabeth M. Bentzinger at (202) 383-0717. Thank you for your assistance with and attention to this matter.

Sincerely,

/s/ Max Berueffy

Max Berueffy
Senior Associate Counsel

Attachment

cc:	Craig Ruckman
Elisabeth M. Bentzinger

(2) Because this product does not offer the SecurePay rider, the SecurePay rider references in the Revised Disclosure will not be included in the prospectus for this product.